UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Timmins Gold Corp.

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

88741P103

(CUSIP Number)

July 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88741P103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sentry Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

27,767,900

	6	SHARED VOTING POWER

n/a

	7	SOLE DISPOSITIVE POWER

27,767,900

	8	SHARED DISPOSITIVE POWER

n/a

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,767,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

CUSIP No.	88741P103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sentry Select Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

27,767,900

	6	SHARED VOTING POWER

n/a

	7	SOLE DISPOSITIVE POWER

27,767,900

	8	SHARED DISPOSITIVE POWER

n/a

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,767,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

CUSIP No.	88741P103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sentry Precious Metals Growth Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

14,387,000

	6	SHARED VOTING POWER

n/a

	7	SOLE DISPOSITIVE POWER

14,387,000

	8	SHARED DISPOSITIVE POWER

n/a

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,387,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

This Schedule 13G is filed by Sentry Investments Inc., Sentry Select Capital Corp. and Sentry Precious Metals Growth Fund (together, the “Filers”) and amends, supplements and replaces in its entirety the Schedule 13D filed on June 9, 2104 (the “Schedule 13D”), by the Filers with respect to the shares of common stock, no par value (“Common Shares”), of Timmins Gold Corp. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by Sentry Investments Inc. and Sentry Select Capital Corp. relating to the Common Shares. The Schedule 13D was amended on July 2, 2014 to, among other things, report the entry by the Filers into a Resolution Agreement with the Issuer (the “Resolution Agreement”). The Issuer held its Annual Meeting of Shareholders on July 31, 2014, and the persons mutually agreeable under the Resolution Agreement to be nominees to the board of directors of the Issuer were elected to the board of directors of the Issuer. In view of the foregoing, the Filers determined that they no longer hold any Common Shares with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filers accordingly determined to report their beneficial ownership of Common Shares on Schedule 13G.

Item 1.

(a)	Name of Issuer
Timmins Gold Corp.

(b)	Address of Issuer’s Principal Executive Offices
1900 – 570 Granville Street Vancouver, British Columbia V6C 3P1 Canada

Item 2.

(a)	Name of Person Filing
1) Sentry Investments Inc. 2) Sentry Select Capital Corp. 3) Sentry Precious Metals Growth Fund

(b)	Address of Principal Business Office or, if none, Residence
199 Bay Street, Suite 2700 Commerce Court West, PO Box 108 Toronto, Ontario M5L 1E2 Canada

(c)	Citizenship
1) Province of Ontario, Canada 2) Province of Ontario, Canada 3) Province of Ontario, Canada

(d)	Title of Class of Securities
Common stock, no par value

(e)	CUSIP Number
88741P103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐
A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Investment fund manager and portfolio manager

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: NaN

(b)	Percent of class: 17.0

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: NaN

(ii)	Shared power to vote or to direct the vote: NaN

(iii)	Sole power to dispose or to direct the disposition of: NaN

(iv)	Shared power to dispose or to direct the disposition of: NaN

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

n/a

Item 8.	Identification and Classification of Members of the Group

n/a

Item 9.	Notice of Dissolution of Group

n/a

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentry Precious Metals Growth Fund by its manager and trustee, Sentry Investments Inc.

Date: August 08, 2014	By:	/s/ James A. McIntyre
Name: James A. McIntyre
Title: Co-Chief Executive Officer

Sentry Investments Inc.

Date: August 08, 2014	By:	/s/ James A. McIntyre
Name: James A. McIntyre
Title: Co-Chief Executive Officer

Sentry Select Capital Corp.

Date: August 08, 2014	By:	/s/ James A. McIntyre
Name: James A. McIntyre
Title: President

Footnotes:
Item 4(a) Amount beneficially owned:

27,767,900 shares of common stock beneficially owned by Sentry Investments Inc.

Sentry Investments Inc. is a wholly-owned subsidiary of Sentry Select Capital Corp.

Sentry Investments Inc. is the manager and trustee of Sentry Precious Metals Growth Fund

Agreement of Joint Filing
Timmins Gold Corp.
Common stock, no par value
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)